UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras reports on the election of Digital Transformation and Innovation Executive Officer

Rio de Janeiro, September 26, 2019—Petróleo Brasileiro S.A.—Petrobras reports that the Board of Directors, in a meeting held yesterday, elected, effective 10/01/2019, Mr. Nicolás Simone for the role of Digital Transformation and Innovation Executive Officer, a new area of the Company that will be deployed after the General Shareholders Meeting to be held on 09/30/2019.

The new Petrobras Executive Office will focus on digital transformation and innovation, which is consistent with the emphasis on information technology in the Company’s transformational change process to maximize value generation for shareholders and for Brazil.

Nicolás Simone is a Software and Systems Engineer from O.R.T University—Uruguay, with extensive international experience and knowledge of information technology, digital transformation, cyber security, AI, omnichannel, CRM, innovation, sales, logistics, process reengineering, large projects, shared services center (SSC) and industry 4.0. He has led transformational global projects, M&A processes, implemented management systems such as SAP/ERP, outsourcing and off shoring models, sales systems, among others, always focusing on innovation and adding value to the business.

He has held leadership positions in large companies such as Itaú-Unibanco, Lojas Renner, ABInBev and Grupo Boticário, with a strong business expertise in industry, consumer goods, retail and financial market segments. His focus is to act with empathy and systemic vision of the business to achieve results and exceed expectations with added value.

At the digital transformation front, he is very knowledgeable in transforming and connecting business and analog processes into digital according to the characteristics of each organization, implementing different methodologies to define and lead this cultural change in partnership with areas and business units.

With extensive experience and focus on innovation, he has transformed IT areas from a traditional to a bimodal format in order to add value to the business, structuring innovation labs with co-working areas and enabling partnerships with startups to incubate solutions using methodologies such as Design Thinking, Agile, Devops, and others to enhance end-user experience, adaptability, and interaction to reduce lead times.

Throughout his career, he has published numerous articles, given lectures and interviews about the journey for digital transformation, innovation, ecosystem creation, and how to transform traditional IT into value-adding IT. His work has been recognized by several awards: CIO Executive Award in the Consumers Goods Category; CIO Executive Award in Retail; and in 2017 he published a paper that was a global case about how to transform the CIO and IT roles into Value Added entities strengthening the business collaboration.

The appointment of the Executive Officer was subject to prior review by the People Committee of the Petrobras Board of Directors.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer